CANALASKA URANIUM LTD.

(Formerly CanAlaska Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 October 2007 and 2006

These financial statements have NOT been reviewed by the company’s auditor

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets

Canadian Funds
	October 31,	April 30,
ASSETS	2007	2007
Current
Cash and cash equivalents	$8,618,475	$10,076,042
Accounts and advances receivable	1,429,998	2,779,134
Short term investments (note 3)	609,249	611,124
Prepaid expenses and deposits	61,840	364,317
	10,719,562	13,830,617

Reclamation Bonds	680,287	678,031
Mineral Property Costs - (Note 4)	26,209,700	18,369,808
Property and Equipment (Note 5)	886,475	328,982
	$38,496,024	$33,207,438

LIABILITIES
Current
Accounts payable and accrued liabilities	$292,366	$1,326,060
Due to related parties (Note 7(ii))	12,000	7,500
	304,366	1,333,560
Future Income Tax Liability (Note 8)	946,017	946,017
	1,250,383	2,279,577
Commitments (Note 9)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 6)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
125,359,814 (April 30, 2007 - 107,697,758) shares outstanding	55,901,004	48,864,211
Contributed Surplus - Statement 2	3,275,428	3,152,962
Deficit - Statement 2	(21,930,791)	(21,089,312)
	37,245,641	30,927,861
	$38,496,024	$33,207,438

ON BEHALF OF THE BOARD:

     “Peter Dasler”                               , Director

      “Emil Fung”                                 , Director

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)				Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds
	Common		Contributed	Accumulated	Total
	Shares		Surplus	Deficit
Balance - 30 April 2005	43,102,099	$25,083,831	$822,459	$(18,932,394)	$6,973,896
Issuance of shares for:
- Private placements	28,998,665	11,991,235	-	-	11,991,235
- Properties	160,000	62,500	-	-	62,500
- Exercise of warrants	3,982,425	1,259,641	-	-	1,259,641
- Exercise of options	884,049	256,867	-	-	256,867
Share issuance costs	-	(782,284)	125,721	-	(656,563)
Stock based compensation costs	-	-	420,014	-	420,014
Transferred on exercise of options	-	124,705	(124,705)		-
Future income tax on FT shares (Note 6b)	-	(1,435,610)	-	-	(1,435,610)
Loss for the year	-	-	-	(328,159)	(328,159)
Balance - 30 April 2006	77,127,238	$36,560,885	$1,243,489	$(19,260,553)	$18,543,821
Issuance of shares for:
- Private placements	18,414,775	9,090,605	1,351,044	-	10,441,649
- Properties	210,000	149,300	-	-	149,300
- Finder's fees	250,555	120,399	-	-	120,399
- Exercise of warrants	10,485,714	4,793,814	-	-	4,793,814
- Exercise of options	1,209,476	435,552	-	-	435,552
Share issuance costs	-	(509,741)	60,030	-	(449,711)
Stock-based compensation costs (Note 6d)	-	-	841,299	-	841,299
Transferred on exercise of options	-	215,135	(215,135)	-	-
Transferred on exercise of warrants	-	127,765	(127,765)	-	-
Future income tax on FT shares (Note 6b)	-	(2,119,503)	-	-	(2,119,503)
Loss for the year	-	-	-	(1,828,759)	(1,828,759)
Balance - 30 April 2007	107,697,758	$48,864,211	$3,152,962	$(21,089,312)	$30,927,861
Issuance of shares for:
- Private placements	16,401,956	7,000,000	-	-	7,000,000
- Finder's fees	-	-	-	-	-
- Exercise of warrants	890,000	106,800	-	-	106,800
- Exercise of options	370,100	87,800	-	-	87,800
Share issuance costs	-	(157,807)	-	-	(157,807)
Stock-based compensation costs	-	-	122,466	-	122,466
Loss for the year	-	-	-	(841,479)	(841,479)
Balance - 31 October 2007	125,359,814	$55,901,004	$3,275,428	$(21,930,791)	$37,245,641

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

		3 Months	3 Months	6 Months	6 Months
		Ended	Ended	Ended	Ended
		October 31	October 31	October 31	October 31
		2007	2006	2007	2006
General and Administrative Expenses
Consulting fees		$132,484	57,748	$246,640	$96,941
Stock compensation (Note 6d)		–	134,432	122,466	261,477
Management fees		54	26,802	171,075	53,178
Director fees		13,166	4,500	17,666	9,000
Audit and accounting		17,350	8,000	25,664	14,600
Insurance, licenses and filing		115,641	65,396	143,495	91,781
Rent		41,813	10,004	70,395	20,007
Shareholder relations		99,786	58,691	214,452	119,399
Wages, commissions and benefits		49,161	18,357	140,324	37,015
Office and miscellaneous		58,173	22,507	82,846	44,755
Travel, lodging and food		65,286	26,784	124,369	55,907
Interest, bank charges and taxes		3,591	1,862	5,827	3,116
Legal fees		5,123	1,946	14,115	5,597
Loss Before the Following		(601,628)	(437,029)	(1,379,334)	(812,773)

Other Income (Expenses)
Write-off of mineral property costs		–	–	–	–
Interest and other income		302,775	48,436	343,632	65,928
Management fee income		63,859	14,945	178,983	16,613
Gain (loss) on sale of investments		15,240	–	15,240	9,694

	–	381,874	63,381	537,855	92,235

Loss before Income Taxes		(219,754)	(373,648)	(841,479)	(720,538)

Loss for the Period		$(219,754)	(373,648)	$(841,479)	$(720,538)

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
Cash Resources Provided By (Used In)	2007	2006	2007	2006
Operating Activities
Loss for the period	$(219,754)	$(373,648)	$(841,479)	$(720,538)
Items not affecting cash
Mineral property costs written off	–	–	–	-
Stock based-compensation costs	–	134,432	122,466	261,477
Gain on sale of investments	15,240	–	15,240	(9,694)

	(204,514)	(239,216)	(703,773)	(468,755)
Changes in non-cash working capital	264,819	92,489	606,798	279,370
	60,305	(146,727)	(96,975)	(189,385)
Investing Activities
Redemption of mineral bonds	(2,306)	–	–	–
Mineral property expenditures	(6,623,772)	(3,247,771)	(11,506,675)	(5,715,357)
Recovery of mineral property expenditures	2,064,906	15,028	3,491,783	175,411
Option payments received	175,000	13,000	175,000	38,000
Purchase of property, plant and equipment	(486,195)	(72,151)	(557,493)	(173,955)
	(4,872,367)	(3,291,894)	(8,397,385)	(5,655,607)
Financing Activities
Shares issued for cash (net of costs)	7,006,883	3,196,470	7,036,793	3,236,948

Net Increase (Decrease) in Cash and Cash Equivalents	2,194,821	(242,151)	(1,457,567)	(2,608,044)
Cash and Cash Equivalents - Beginning of period	6,423,654	4,382,378	10,076,042	6,748,271
Cash and Cash Equivalents - End of Period	$8,618,475	$4,140,227	$8,618,475	$4,140,227

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$–	$–	$–	$–
Shares issued for finders' fees	$–	$100,000	$–	$100,000
Shares received for mineral properties	$99,625	$16,600	$99,625	$110,200

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total

Alaska Properties
Staking Costs	$-	$-	$-	$758
General exploration costs	-	-	-	1,710
Mineral property fees	-	-	-	-
	-	-	-	2,468

BC Properties - Zeballos
General exploration costs	-	421	421	421
Mineral property fees	-	-	-	-
	-	421	421	421

Ontario Properties - Elliot Lake
Option payment cash	-	-	-	(13,000)
Option payment shares	-	-	-	(13,200)
General exploration costs	-	-	-	386
Consulting	-	-	-	2,975
	-	-	-	(22,839)

Quebec Properties - Glitter Lake
Share payment received	-	-	-	(27,600)
Option payment received	-	-	-	-
	-	-	-	(27,600)

Balance Carried Forward	$-	$421	$421	$(47,550)

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

Six months ended 31 October 2007				April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$-	$421	$421	$(47,550)

Saskatchewan Uranium Properties
General exploration costs	-	140,691	140,691	146
Consulting	-	27,000	27,000	-
Geophysics	-	-	-	10,935
Geochemistry / personnel	-	-	-	500
Wages	-	78,601	78,601	47,593
Stock compensation costs	-	-	-	243,984
	-	-	-	-
	-	246,292	246,292	303,158

West McArthur Project
Fixed assets		-	-	9,375
Drilling		-	-	789,958
General exploration costs	-	1,109,620	1,109,620	2,008,777
Consulting	-	112,096	112,096	217,567
Geophysics	-	242,033	242,033	699,605
Refund	-	-	-	(48,970)
Wages	-	132,734	132,734	294,120
Assays	-	106,922	106,922	32,132
Option payment - cash received	-	(1,972,812)	(1,972,812)	(3,934,411)
	-	-	-	-
	-	(269,407)	(269,407)	68,153

Balance Carried Forward	$-	$(22,694)	$(22,694)	$323,761

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$-	$(22,694)	$(22,694)	$323,761

Arnold Project
General exploration costs	-	185,862	185,862	53,164
Consulting	-	52,380	52,380	10,672
Geophysics	-	125,660	125,660	87,428
Wages	-	49,796	49,796	17,373
Assays	-	-	-	18,128
	-	413,698	413,698	186,765
Cree East Project
General exploration costs	-	535,273	535,273	386,363
Consulting	-	50,965	50,965	48,635
Geophysics	-	427,295	427,295	532,035
Wages	-	152,282	152,282	43,311
Assays	-	7,542	7,542	19,035
	-	1,173,357	1,173,357	1,029,379

Geiki Project
General exploration costs	-	289	289	19,591
Consulting	-	-	-	8,874
Geophysics	-	-	-	91,572
Assays	-	-	-	766
	-	289	289	120,803

Helmer Project
Staking	-	-	-	53,650
General exploration costs	-	2,081,025	2,081,025	181,799
Consulting	-	65,121	65,121	30,187
Geophysics	-	171,768	171,768	155,947
Wages	-	243,610	243,610	11,727
Assays	-	16,509	16,509	-
	-	2,578,033	2,578,033	433,310
Balance Carried Forward	$-	$4,142,683	$4,142,683	$2,094,018

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$-	$4,142,683	$4,142,683	$2,094,018

Hodgson Project
General exploration costs	-	236,595	236,595	216,186
Consulting	-	62,295	62,295	38,264
Geophysics	-	112,712	112,712	105,111
Wages	-	69,685	69,685	61,640
Assays	-	-	-	51,712
	-	481,287	481,287	472,913
Lake Athabasca Project
Staking	23,413	-	23,413	-
General exploration costs	-	1,044,317	1,044,317	777,191
Consulting	-	148,781	148,781	176,091
Geophysics	-	167,300	167,300	418,884
Wages	-	308,551	308,551	106,243
Assays	-	15,002	15,002	458
Amounts received or recovered	-	(17,065)	(17,065)	-
Bond	-	(1,825)	(1,825)	-
	23,413	1,665,061	1,688,474	1,478,867
McTavish Project
Staking	22,107	-	22,107	-
General exploration costs	-	385,153	385,153	187,023
Consulting	-	94,581	94,581	54,788
Geophysics	-	317	317	90,332
Wages	-	230,761	230,761	44,724
Assays	-	-	-	24,367
	22,107	710,812	732,919	401,234

Balance Carried Forward	$45,520	$6,999,843	$7,045,363	$4,447,032

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$45,520	$6,999,843	$7,045,363	$4,447,032

Moon Project
General exploration costs	-	-	-	3,089
Consulting	-	-	-	1,460
Geophysics	-	-	-	7,050
	-	-	-	11,599
Camsell Project
Staking	5,500	-	5,500	5,781
General exploration costs	-	8,333	8,333	13,077
Consulting	-	425	425	6,181
Geophysics	-	18,271	18,271	116,824
Wages	-	2,590	2,590	-
Assays	-	2,263	2,263	-
Received Grant	-	(17,065)	(17,065)	-
	5,500	14,817	20,317	141,863
Poplar Project
General exploration costs	-	18,111	18,111	54,592
Consulting	-	3,748	3,748	26,902
Geophysics	-	433,000	433,000	-
Wages	-	397	397	-
Cash received	-	(840,000)	(840,000)	-
	-	(384,744)	(384,744)	81,494
Fond du Lac
Staking	-	-	-	6,937
Option	-	-	-	20,000
Shares	-	-	-	68,000
General exploration costs	-	6,371	6,371	22,572
Consulting	-	1,750	1,750	35,922
Geophysics	-	-	-	110,822
	-	8,121	8,121	264,253

Balance Carried Forward	$51,020	$6,638,037	$6,889,057	$4,946,241

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$51,020	$6,638,037	$6,889,057	$4,946,241

Grease River
Staking	37,017	-	37,017	-
Option payment - cash received	(75,000)	-	(75,000)	(75,000)
Option payment - shares received	-	-	-	(33,980)
Advance	-	-	-	(70,000)
General exploration costs	-	664,076	664,076	49,357
Consulting	-	106,047	106,047	34,714
Geophysics	-	4,160	4,160	372
Wages	-	306,329	306,329	1,946
Assays	-	8,040	8,040	-
Advance cash received	-	(1,210,000)	(1,210,000)	-
Cash received	-	(75,000)	(75,000)	-
	(37,983)	(196,348)	(234,331)	(92,591)

NE Athabasca Project
Staking	-	-	-	36,064
General exploration costs	-	1,041,996	1,041,996	1,978,943
Consulting	-	89,658	89,658	431,143
Geophysics	-	9,159	9,159	467,360
Drilling	-	-	-	36,000
Wages	-	321,452	321,452	478,186
Assays	-	30,904	30,904	117,332
Amounts received or recovered	-	(47,627)	(47,627)	(49,953)
	-	1,445,542	1,445,542	3,495,075

Balance Carried Forward	$13,037	$7,887,231	$7,900,268	$8,348,725

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

Six months ended 31 October 2007				April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$13,037	$7,887,231	$7,900,268	$8,348,725

FDLC Property
Staking	-	-	-	18,000
General exploration costs	-	-	-	4,012
Consulting	-	-	-	2,838
Geophysics	-	19,241	19,241	59,635
Wages	-	222	222	-
	-	19,463	19,463	84,485

Waterbury, Saskatchewan Property
Option payment - cash received	-	-	-	(50,000)
Option payment - shares received	-	-	-	(53,000)
General exploration costs	-	34,505	34,505	169,531
Consulting	-	13,923	13,923	29,543
Geophysics	-	62,145	62,145	120,229
Drilling	-	-	-	172,116
Wages	-	53,053	53,053	43,389
Assays	-	7,651	7,651	10,777
Exploration advances	-	-	-	(538,008)
	-	171,277	171,277	(95,423)
Key Lake, Saskatchewan Property
Option payment - cash received	(75,000)	-	(75,000)	(75,000)
Option payment - shares received	-	-	-	(35,500)
General exploration costs	-	3,209	3,209	169,585
Consulting	-	1,542	1,542	16,314
Drilling	-	-	-	112,981
Wages	-	8,462	8,462	49,558
Assays	-	-	-	1,680
Exploration advances	-	(151,877)	(151,877)	(350,118)
	(75,000)	(138,664)	(213,664)	(110,500)
Balance Carried Forward	$(61,963)	$7,939,307	$7,877,344	$8,227,287

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

Six months ended 31 October 2007				April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$(61,963)	$7,939,307	$7,877,344	$8,227,287

Cree West, Saskatchewan Property
Staking	-	-	-	-
Option payment - cash received	-	-	-	(25,000)
Option payment - shares received	(75,000)	-	(75,000)	(76,000)
Mineral property bond	-	-	-	3,065
General exploration costs	-	73,057	73,057	190,387
Consulting	-	-	-	21,619
Geophysics	-	45,396	45,396	299,078
Wages	-	15,944	15,944	50,201
Assays	-	-	-	9,539
Exploration advances	-	(157,094)	(157,094)	(573,889)
	(75,000)	(22,697)	(97,697)	(101,000)

Black Lake Property
Staking	-	-	-	-
Shares issued	-	-	-	74,000
Cash payment	-	-	-	20,000
General exploration costs	-	43,593	43,593	28,690
Consulting	-	10,750	10,750	17,243
Geophysics	-	41,404	41,404	76,460
Wages	-	9,037	9,037	-
	-	104,784	104,784	216,393

Balance Carried Forward	$(136,963)	$8,021,394	$7,884,431	$8,342,680

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$(136,963)	$8,021,394	$7,884,431	$8,342,680

Alberta Properties
General exploration costs	-	4,918	4,918	209,563
Consulting	-	-	-	130,338
Geophysics	-	-	-	284,477
Wages	-	169	169	15,048
	-	5,087	5,087	639,426

Manitoba Properties
Staking Costs	-	-	-	-
General exploration costs	-	-	-	-
	-	-	-	-

Newfoundland and Labrador Properties
Option payment - cash received	(25,000)	-	(25,000)	(12,500)
Option payment - shares received	(24,625)	-	(24,625)	(14,625)
Consulting	-	-	-	574
	(49,625)	-	(49,625)	(26,551)

Balance Carried Forward	$(186,588)	$8,026,481	$7,839,893	$8,955,555

CanAlaska Uranium Ltd				Schedule (cont.)
(Formerly CanAlaska Ventures Ltd.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	Six months ended 31 October 2007			April 30,
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Balance Brought Forward	$(186,588)	$8,026,481	$7,839,893	$8,955,555

New Zealand Properties
Shares issued	-	-	-	7,300
General exploration costs	-	-	-	3,142
Consulting	-	-	-	4,697
	-	-	-	15,139

Rise & Shine, New Zealand Properties
General exploration costs	-	-	-	52,511
Consulting	-	-	-	89,146
Geophysics	-	-	-	9,916
Assays	-	-	-	14,453
Dirilling	-	-	-	131,968
	-	-	-	297,994

General Exploration	-	-	-	-

Cost for the year	(186,588)	8,026,481	7,839,893	9,268,688
Balance - beginning of year	584,567	17,785,241	18,369,808	10,706,505
Mineral property cost written off	-	-	-	(1,939,894)
Option payment in excess of costs	-	-	-	334,509
Balance - end of period	$397,979	$25,811,722	$26,209,701	$18,369,808

- See Accompanying Notes -

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA, CanAlaska West McArthur Uranium Ltd. and Golden Fern Resources Limited (a New Zealand company).

b)

Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks and highly liquid investments with maturities at date of purchase of 90 days or less.

c)

Portfolio Investments

Investments are recorded at the lower of cost and market value.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments and for exploration advances are treated as reductions of the cost of the property, payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 April 2007 and 2006.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

f)

Property, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

g)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

h)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i)

Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts and advances receivable, portfolio investments, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of cash and cash equivalents, accounts and advances receivable, accounts payable, accrued liability, and due to related parties approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The fair value of the company’s portfolio investments are summarized in note 3.  Portfolio investments represent shares in publicly traded companies.  The fair value represent the quoted trading price of the shares.

3.

Portfolio Investments

Details are as follows:

	October 31, 2007		April 30, 2007
	Book Value	Market Value	Book Value	Market Value
Pacific North West Capital Corp. ("PFN") 1,091,800 shares	$280,278	$480,392	$280,278	$469,474
Freegold Ventures Limited ("ITF") 343,007 shares	44,591	754,615	44,591	308,706
El Nino Ventures Inc (“ELN”) 260,131 shares	31,216	345,974	31,216	104,052
Other portfolio investments	253,164	253,164	255,039	255,039
	$609,249	$1,834,145	$611,124	$1,137,271

These investments have been accounted for using the lower of cost and market valuation method.   PFN, ITF and ELN are companies with certain directors in common with the Company.  The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 10%.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total October 31, 2007	April 30, Total
Alaska Properties		-	-	-	-	-
Quesnel Canyon	1	-	-	-	1	1
BC Properties - Zeballos	-	421	-	-	421	-
Teasure Chest	-	-	-	-	-	-
Ontario Properties - Elliot Lake	(12,615)	36,117	-	-	23,502	23,502
Quebec Properties - Glitter Lake	(27,600)	64,090	-	-	36,490	36,490
Saskatchewan Uranium Properties	-	549,450	-	-	549,450	303,158
West McArthur Project	51,981	7,987,514	(5,907,223)	-	2,132,272	2,401,679
Arnold Project	35,240	1,107,990	-	-	1,143,230	729,532
Cree East Project	43,397	2,354,844	-	-	2,398,241	1,224,884
Geiki Project	-	289	-	-	289	-
Helmer Project	130,104	3,653,011	-	-	3,783,115	1,205,082
Hodgson Project	43,913	1,086,758	-	-	1,130,671	649,384
Lake Athabasca Project	174,831	3,995,218	-	-	4,170,049	2,481,575
McTavish Project	77,659	1,365,530	-	-	1,443,189	710,270
Moon Project	6,944	154,143	-	-	161,087	161,087
Camsell Project	40,677	245,074	-	-	285,751	265,434
Poplar Project	122,717	(303,250)	-	-	(180,533)	204,211
Fond du Lac	94,937	177,437	-	-	272,374	264,253
Grease River	(47,651)	1,100,041	(1,280,000)	-	(227,610)	6,721
NE Athabasca Project	52,064	6,304,089	-	-	6,356,153	4,910,611
FDLC Property	18,000	85,948	-	-	103,948	84,485
Waterbury, Saskatchewan Property	(151,000)	1,604,186	(1,281,909)	-	171,277	-
Key Lake, Saskatchewan Property	(186,500)	503,206	(530,370)	-	(213,664)	-
Cree West, Saskatchewan Property	(161,000)	752,141	(688,838)	-	(97,697)	-
Black Lake Property	94,000	227,177	-	-	321,177	216,393
Alberta Properties	10,625	1,525,968	-	-	1,536,593	1,531,506
Manitoba Properties	-	3,853	-	-	3,853	3,853
Newfoundland and Labrador Properties	(76,750)	27,125	-	-	(49,625)	-
New Zealand Properties	19,300	256,942	-	-	276,242	276,242
Rise & Shine, New Zealand Properties	-	679,454	-	-	679,454	679,454
	$ 353,274	$ 35,544,766	$(9,688,340)	$ -	$ 26,209,700	$ 18,369,808

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Alaska Properties

The Company acquired a 100% interest in certain mineral claims by staking in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.  This is a reduced claim group covering the core of the Rainbow Hill property.  The Company maintains the claims by payment of yearly taxes.

During the previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.

b)

British Columbia Properties

Zeballos

Pursuant to completing the terms of an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in certain mineral claims in the Alberni Mining Division of British Columbia. The Company increased its ownership to 100% interest in 2002.

During the previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382.

c)

Ontario Properties

Elliot Lake Property

In a prior year, the Company completed the staking of certain mineral claims in the Elliot Lake area of Ontario for Uranium related prospects.

By agreement dated 10 October 2006, the Company granted Pele Mountain Resources Inc. (“Pele”) the right to earn a 100% interest in the Elliot Lake property.

To earn a 100% interest in the property, Pele must pay $13,000 cash (received) and issue 60,000 shares at a fair value of $13,200 (received).

The Company shall retain a 1.75% NSR with Pele having the right to purchase 1% of this royalty for $1,000,000.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Quebec Properties

Glitter Lake

In a prior year, the Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

By an agreement dated 15 August 2003 and subsequent amendments, the Company granted Pacific North West Capital Corp. (“PFN”) a company with directors in common, the right to earn a 70% interest in the Glitter Lake property.

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007	(partially completed)	-	-	150,000
On or before 15 April 2008		-	-	200,000
On or before 15 April 2009		-	-	300,000
Total		$45,000	60,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

By agreement, the Company extended the uncompleted portion of the option to 2010.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Newfoundland and Labrador Properties

The Company acquired by staking, certain mineral claims located in the Voisey Bay area of Newfoundland.  Expenditures of $201,186 must be made by 22 December 2007.

i)

VBE – 1 (787M) and VBE – 2 (785M)

The Company has a 50% interest in mineral licences 787M and 785M.  Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in these claims.

By agreement dated 6 September 2006, the Company and CYR granted Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) the right to earn a 100% interest in the VBE – 2 property.

To earn a 100% interest in the property, Celtic and Merrex, at its option, must issue shares, make payments and incur exploration expenditures as follows:

	Payments	Celtic Shares	Merrex Shares	Exploration Expenditures
Upon execution of agreement(received)	$25,000	25,000	25,000	$-
On or before 6 September 2007(received)	50,000	25,000	25,000	100,000
On or before 6 September 2008	75,000	25,000	25,000	250,000
On or before 6 September 2009	100,000	25,000	25,000	500,000
On or before 6 September 2010		25,000	25,000	750,000

Total	$250,000	125,000	125,000	$1,600,000

The Company will receive 50% and CYR will receive 50% of the above payments.

The Company shall retain a 2% NSR with the Optionees having the right to purchase half of this royalty for $2,000,000.

ii)

Konrad (972M)

Mineral licence 972M is 50% owned by the Company.  On December 5, 1997 the Company entered into an option agreement with Pacific North West Capital Corp. (“PFN”) whereby PFN could earn up to an 80% interest in each of the properties by issuing shares of its capital stock to the Company, completing specified exploration expenditure on the properties and bringing an operation to the commercial production stage.  PFN has vested with a 50% interest in the property.

During the previous year, management and the joint venture partner made the determination that the results of its exploration programs on the property did not warrant further expenditures and allowed the claims to lapse and wrote-off the related acquisition and exploration costs of $24,568.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties

The Company acquired a 100% interest in certain mineral claims through staking.

i)

Alberta Project, Alberta

This project comprises mineral permits covering most of the Alberta section of Lake Athabasca.

ii)

Arnold Project, Saskatchewan

This project is contiguous block of certain minerals claims located west of the producing McArthur River mine.

iii)

Cree East Project, Saskatchewan

This project is comprised of certain mineral claims located west of the formerly producing Key Lake mine.

iv)

Geikie Project, Saskatchewan

This project is comprised of a single claim and lies on the southeast rim of the Athabasca Basin southwest of the McArthur River mine.  During the previous year, the Company allowed the claim to lapse and all acquisition and exploration costs in the amount of $159,453 were written-off.

v)

Helmer Project, Saskatchewan

This contiguous block of 1 permit and certain mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City.

vi)

Hodgson Project, Saskatchewan

This project is comprised of certain claims and lies west of the Cigar Lake Mine.

vii)

Lake Athabasca Project, Saskatchewan

This project comprises certain mineral claims chiefly on Lake Athabasca, southwest of Uranium City.

viii)

McTavish Project, Saskatchewan

This property is a block of certain mineral claims lying southeast of the McArthur River mine and northwest of the Key Lake Mine.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

ix)

Moon Project, Saskatchewan

This property is comprised of certain mineral claims lying in two separate blocks between the McArthur River and Key Lake mines.

x)

Northeast Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

xi)

Camsell, Saskatchewan

This property is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca.

xii)

Poplar, Saskatchewan

This property was recently staked by the company to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca properties

xiii)

Black Lake, Saskatchewan

By agreement dated 13 December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake property.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 30 November 2007 *		30,000	100,000	300,000
On or before 30 November 2008		40,000	50,000	400,000
On or before 30 November 2009		40,000	50,000	500,000
On or before 30 November 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*Future payments will be made upon receiving Federal work permits.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Saskatchewan/Alberta/Manitoba Uranium Properties - continued

xiv)

Fond du Lac, Saskatchewan

By agreement dated 18 October 2006, the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond du Lac property.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 31 October 2007 *		30,000	100,000	300,000
On or before 31 October 2008		40,000	50,000	400,000
On or before 31 October 2009		40,000	50,000	500,000
On or before 31 October 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*Future payments will be made upon receiving Federal work permits.

xv)

FDLC, Saskatchewan

This property is a certain group of claims located adjacent to and surrounding the Fond du Lac property

xiii)

Manitoba Properties

The Company acquired mineral exploration licenses in north western Manitoba, which were originally operated as part of the Northeast property. Additional leases were added adjacent to the properties in 2006 and 2007.

g)

Waterbury Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Waterbury property.

By agreement dated 9 November 2005, and amended on 30 March 2007, the Company optioned to NWT Uranium Corp., formerly Northwestern Mineral Ventures Inc. (“NWT”) up to 75% interest in the Waterbury property.

NWT may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(received/completed)	25,000	100,000	500,000
On or before 1 April 2007	(received/completed)	25,000	-	750,000
On or before 1 April 2008		75,000	100,000	750,000

Total		$150,000	300,000	$2,000,000

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

g)

Waterbury Agreement, Saskatchewan Property - Continued

Within 90 days of exercising its 50% option, NWT may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, NWT may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until NWT has a vested 60% interest, at which time NWT may elect to become the operator.

Due to corporate restructuring at NWT, the Company was informed in December 2007 that it intends to terminate the Agreement going forward.  The Company will continue the exploration of the Project in 2008.

h)

Key Lake Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Key Lake property.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Key Lake property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006	(received)	25,000	-	-
On or before 31 January 2007	(completed)	-	-	50,000
On or before 28 February 2007	(received)	50,000	100,000	-
On or before 31 May 2007	(completed)	-	-	600,000
On or before 28 February 2008		50,000	100,000	-
On or before 31 May 2008		-	-	600,000
On or before 31 May 2009		-	-	650,000
		-	-	-
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may elect to become the operator. During the current year the Company recovered administration costs of $25,385 as the operator.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

i)

Cree West Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the Cree West property.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (“Arimex”) up to 75% interest in the Cree West property.

Arimex may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006	(received)	25,000	-	100,000
On or before 1 May 2007	(received )	50,000	200,000	400,000
On or before 1 May 2008		50,000	200,000	1,000,000
On or before 1 May 2009				2,000,000

Total		$150,000	600,000	$3,600,000

Within 90 days of exercising its 50% option, Arimex may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Arimex may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company will act as operator of the project until Arimex has a vested 60% interest, at which time Arimex may elect to become the operator. During the current year the Company recovered administration costs of $42,226 as the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

j)

West McArthur Agreement, Saskatchewan Property

The Company acquired a 100% interest in certain mineral claims through staking, known as the West McArthur property.

By way of an Option Agreement dated 5 April 2007, the Company optioned to Mitsubishi Development Pty Ltd. (“Mitsubishi”) a 50% interest in the West McArthur property.

Mitsubishi may exercise its option to earn a 50% interest in the property by making a $1,000,000 option exercise payment within 30 days of completing $10,000,000 of required option payments, which are payable as follows:

		Option Payments
On or before 10 April 2007	(received)	$2,309,678
On or before 31 October 2007	(received)	2,690,322
On or before 31 October 2008		2,500,000
On or before 31 October 2009		2,500,000

Total		$10,0000,000

Upon the exercise of its option, Mitsubishi will enter into a 50/50 joint venture with the Company which will be governed under a Joint Venture Agreement.  The Company will act as operator of the exploration project prior to the formation of the joint venture and earns a management fee of 10% of the exploration expenditures incurred.  During the current year the Company recovered administration costs of $336,293 as the operator.  Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

k)

Grease River Agreement, Saskatchewan Property

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Grease River property.

By way of an Option Agreement dated 10 April 2007, the Company optioned to Yellowcake plc. (“Yellowcake”) a 60% interest in the Grease River property.

Yellowcake may exercise its option to earn a 60% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$75,000	500,000	$-
On or before 01 Aug 2007	(incurred)			400,000
On or before 31 Aug 2007	(received)	75,000	500,000
On or before 31 Mar 2008		75,000	500,000	500,000
On or before 31 Mar 2009		75,000	500,000	1,000,000
On or before 31 Mar 2010			500,000	1,400,000
On or before 31 Mar 2011				1,700,000
Total		$300,000	2,500,000	$5,000,000

The Company will act as operator of the project until Yellowcake has a vested 60% interest, at which time Yellowcake may become the operator.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $3,000,000.

l)

Cree East Project

Under agreements signed and formally released from escrow on December 21st, 2007 between the Company and Hanwha Corporation (“Hanwha”), Hanwha will lead a Korean Consortium of companies to invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  As part of the agreement, all exploration expenditures incurred by the Company on the Project since 1 June 2007 shall be reimbursed to the Company by the Korean Consortium.  The members of the Korean Consortium comprise Korea's leading energy and natural resource companies - Hanwha, Korea Electric Power Corporation ("KEPCO"), Korea Resources Corp. ("KORES") and SK Energy Co. Ltd. ("SK).

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

m)

Poplar Agreement, Saskatchewan Property

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Poplar property.

By way of an Option Agreement dated 1 October 2007, the Company optioned to Mega Uranium Ltd. (“Mega”) a 55% interest in the Poplar property.

Mega may exercise its option to earn a 50% interest in the property by  issuing shares and making exploration expenditures as follows:

		Shares	Exploration Expenditures
Upon execution of agreement	(received)	25,000	$-
On or before 01 Sept 2008		25,000	2,000,000
On or before 01 Sept 2009		25,000	2,000,000
On or before 01 Sept 2010		25,000	2,000,000

Total		100,000	$6,000,000

Upon Mega fulfilling its exploration and share payments commitment, it may purchase an additional 5% ownership interest  by paying the company $2,000,000 and issuing a further 100,000 Mega shares.

The Company will act as operator of the project until Mega has a vested 50% interest, at which time Mega may become the operator.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $4,500,000.

n)

Rise & Shine, New Zealand Property

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005 (completed), and in subsequent years complete an additional $100,000 of field expenditures by 30 June 2006 (completed) and a further $150,000 by 30 June 2007 for a cumulative total of $350,000.

The Company has now completed its earn-in requirements and has been notified of this by Oceana Gold.  The project is now in a Joint Venture with CanAlaska as the Operator.

Other Projects

The Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell.  Early stage complilation and exploration work is being carried out on these licences.  An earlier licence, Cascade, was allowed to lapse because of uncertainty as to the ability to carry out exploration and development.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

5.

Property and Equipment

Details are as follows:

	Cost	Accumulated Amortization	October 31, 2007 Net Book Value
Office equipment	$332,452	179,324	$153,128
Building	220,597	-	220,597
Automotive equipment	111,350	8,570	102,780
Mining equipment	692,318	282,348	409,970
	$1,356,717	470,242	$886,475

	Cost	Accumulated Amortization	April 30, 2007 Net Book Value
Office equipment	$260,607	179,324	$81,283
Automotive equipment	57,135	8,570	48,565
Mining equipment	481,482	282,348	199,134
	$799,224	470,242	$328,982

6.

Share Capital

a)

Private Placements

During the period, the Company issued 1,111,111 flow-through units (Note 6b) at a price of $0.45 for gross proceeds of $500,000. Each flow-through unit consists of one common share and one-half flow-through share purchase warrant exercisable for one year after the issue date at $0.52 per share. The Company paid a $25,000 finders fee.

During the period, the Company issued 7,660,877 flow-through units (Note 6b) at a price of $0.47 for gross proceeds of $3,600,612. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.55 per share.

During the period, the Company issued 7,629,968 units at a purchase price of $0.38 per unit, for gross proceeds of CDN $2,899,388.  Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.48 for a period of 12 months from closing.  The Company issued 160,000 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.48 per share.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital – Continued

a)

Private Placements - Continued

During the previous year, the Company issued 6,944,444 units at a purchase price of $0.72 per unit, for gross proceeds of CDN $5,000,000.  Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.93 for a period of 12 months from closing.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $322,028 (Note 6e).  The Company paid an aggregate of $136,898, issued 28,333 common shares and issued 44,875 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.93 per share.  The common shares for the finder’s fee and the Agent warrants issued as part of this placement have been recorded at a fair value of $20,399 and $322,028 respectively (Note 6e).

During the previous year, the Company issued 4,000,000 units at a price of $0.52 for gross proceeds of $2,080,000. Each unit consists of one common share and one common share purchase warrant exercisable for two years after the issue date at $0.67 per share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $620,494 (Note 6e).  The agents received $35,150 and 19,519 Agent warrants exercisable for two years after the issue date at $0.67 per share.  The Agent warrants issued as part of this placement have been recorded at a fair value of $5,294 (Note 6e).

During the previous year, the Company issued 7,470,331 flow-through units (Note 6b) at a price of $0.45 for gross proceeds of $3,361,649. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.56 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $408,522(Note 6e).  The agents received 222,222 shares and 155,555 Agent warrants exercisable for one year after the issue date at $0.56 per share.  The Agent share and the Agent warrants issued as part of this placement have been recorded at a fair value of $100,000 and $47,070 respectively (Note 6e).

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

a)

Private Placements - Continued

During the previous year, the Company issued 7,425,374 units at a price of $0.42 for gross proceeds of $3,118,657. Each unit consists of one common share and one-half share purchase warrant exercisable for one year after the issue date at $0.52 per share. The agents received $176,097 and 340,886 warrants having the same terms as the issued warrants.

The fair value of agents’ warrants of $66,459 for 2006 was charged to share issue costs with a corresponding increase to contributed surplus.  The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions:

Risk-free interest rate	3.14% - 4.17%
Expected dividend yield	NIL
Expected stock price volatility	45.5% - 81.74%
Expected life	1 year

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain qualifying resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration in order for the subscribers to utilize the deduction for tax purposes.

During the year ended 30 April 2007, the Company renounced $6,233,834 (2006 - $4,210,000) of CEE to the flow-through shareholders.  The recovery of future income taxes of $1,173,486 (2006 – $1,435,610) represents the income tax effect of these renouncements.

c)

Exercise of Warrants and Options

i)

During the period, 890,000 warrants were exercised for gross proceeds of $106,800.

ii)

During the period, 370,100 options were exercised for gross proceeds of $87,800.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

A summary of the Company’s options at 31 October 2007 and the changes for the year are as follows:

Number outstanding 30 April 2007	Granted	Exercised	Expired / Cancelled	Number outstanding 31 October 2007	Exercise price per share	Expiry date
23,100	-	(15,100)	(8,000)	-	$0.50	15-May-07
36,665	-	-	-	36,665	$0.50	24-Nov-07
100,000	-	-	-	100,000	$0.10	26-May-08
272,500	-	(35,000)	-	237,500	$0.25	10-Sep-08
800,000	-	(200,000)	-	600,000	$0.10	25-Jun-08
1,122,500	-	(75,000)	-	1,047,500	$0.40	5-Nov-09
175,000	-	-	-	175,000	$0.45	29-Nov-09
102,000	-	-	-	102,000	$0.50	23-Feb-10
378,000	-	-	-	378,000	$0.58	7-Mar-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,205,000	-	(20,000)	-	3,185,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
50,000	-	-	-	50,000	$0.50	21-Jul-11
25,000	-	-	-	25,000	$0.50	8-Aug-11
50,000	-	-	(50,000)	-	$0.50	22-Aug-11
80,000	-	-	-	80,000	$0.50	4-Oct-11
3,000,000	-	(25,000)	(50,000)	2,925,000	$0.50	16-Nov-11
100,000	-	-	-	100,000	$0.75	13-Feb-12
1,000,000	-	-	-	1,000,000	$0.74	30-Mar-12
	100,000	-	-	100,000	$0.70	7-May-12
	960,000	-	-	960,000	$0.62	28-Jun-13
	10,000	-	-	10,000	$0.62	27-Aug-12
	170,000	-	-	170,000	$0.45	30-Oct-12
	100,000	-	-	100,000	$0.45	31-Oct-12
10,794,765	1,340,000	(370,100)	(108,000)	11,656,665

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

During the previous year, the Company granted the following options and recognized the following costs with respect to options granted:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
21 July 2006	50,000	$0.50	$13,764	$5,600
8 August 2006	25,000	$0.50	8,302	5,843
22 August 2006	50,000	$0.50	12,610	10,764
4 October 2006	80,000	$0.50	20,626	18,734
16 November 2006	3,000,000	$0.50	1,263,496	285,585
13 February 2007	100,000	$0.75	44,240	-
30 March 2007	1,000,000	$0.74	575,026	-
Total	4,305,000		$1,938,064	$326,526

The total estimated fair value of the 4,305,000 options is $1,633,547.  Since the options were granted under a graded vesting schedule, $243,984 of the total fair value has been recorded as stock-based compensation deferred exploration expenses and $82,542 of the total fair value has been recorded as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2007 vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	2007 Vested Amount
25 June 2004	1,076,000	$0.10	$90,429	$22,607
5 November 2004	2,000,000	$0.40	421,848	583
13 July 2005	75,000	$0.35	22,314	7,438
14 October 2005	3,300,000	$0.45	1,031,632	453,292
14 February 2006	200,000	$0.42	61,704	30,852
Total	6,651,000		$1,627,927	$514,772

The total estimated fair value of the 6,651,000 options is $1,627,927.  Since the options were granted under a graded vesting schedule, $514,772 of the total fair value has been recorded as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	67.72%	86.93%	104.79%
Risk-free interest rate	3.96%	3.66%	4.06%
Expected life of options	5.0 years	5.0 years	4.0 years

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

d)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Subsequent to the year-end, 100,000 stock options were granted at an exercise price of $0.70 per common share for a period of five years.

e)

Share Purchase Warrants

As at 31 October 2007, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

3,472,222	$0.93	6 March 2008
44,875	$0.93	6 March 2008
4,000,000	$0.67	8 December 2008
19,519	$0.67	8 December 2008
555,555	$0.52	24 September 2008
3,830,438	$0.55	26 October 2008
3,814,983	$0.48	26 October 2008
160,000	$0.48	26 October 2008

15,897,592

During the previous year, 11,207,388 common share purchase warrants having a fair value of $1,351,044 were issued relating to private placements.

The fair value of the common share purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

April 30, 2007
Average risk-free interest rate	3.95%
Expected dividend yield	NIL
Expected stock price volatility	86.22%
Average expected warrant life	1.36 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

6.

Share Capital - Continued

f)

Shareholder Rights Plan

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on June 12, 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan is subject to shareholder approval.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

7.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the period, the Company paid:

2007
Management fees to a company controlled by the former Chairman	$171,075
Wages to President	$82,500
Consulting fees to a company controlled by the VP Exploration	$83,352
Consulting fees to a company controlled by the Corporate Secretary	$13,607
Consulting fees to the VP Corporate Development	$92,749
Accounting fees to a company controlled by the Chief Financial Officer	$17,500

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $17,666 has been paid/accrued to directors.  At period end, $12,000 is owing to directors. This is due on demand and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$(3,002,245)	$(1,763,769)
Combined Canadian and US income tax rates	34.07%	34.09%

Expected recovery	$(1,022,881)	$(601,691)
Items not deductible for income tax purposes	381,377	189,267
Change in valuation allowance and other	(531,982)	(1,023,186)

Total recovery	$(1,173,486)	$(1,435,610)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(1,173,486)	$(1,435,610)

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

8.

Income Taxes

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)
Non capital loss carry forwards	$1,934,573	$1,480,552
Capital loss carry forwards	220,355	220,355
Share issue costs	273,794	205,255
Undepreciated capital cost in excess of accounting net book value	136,477	110,799
Mineral properties	(2,817,907)	(839,173)

	(252,708)	1,177,788
Valuation allowance	(693,309)	(1,177,788)

Net future income tax assets (liability)	$(946,017)	$-

The Company has non-capital losses for Canadian tax purposes of $4,283,760 and net operating loss carryovers for US tax purposes of $1,222,357 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  Subject to certain restrictions, the Company also has capital losses of $1,291,646 and resource exploration expenditures of $10,250,545 available to reduce taxable income of future years as compared to the carrying value of $18,369,808 for a temporary difference of $ 8,119,263.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $6,233,834 (2006 - $4,210,000) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $2,119,503 (2006 - $1,435,610). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available.  As at April 30, 2007, the Company had $1,173,486 (2006 - $1,435,610) in future income tax assets to apply.  The excess future income tax liability of $946,017 (2006 $Nil) has been recorded in the financial statements.

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

9.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the Chairman.  Compensation due under the agreement is $8,508 per month plus benefits.  The Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement was renewable at three-year periods with mutual consent.  The current three-year agreement expired in 2007.  The Company may terminate the agreement at any time but will be responsible to pay one year's compensation.  During the period, this agreement was terminated with the payout of agreed one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

b)

By an agreement dated 1 July 2005, the Company is committed under an operation lease, for its office premises with the following lease payments to the expiration of the lease on 30 June 2010:

Amount
2008	$59,631
2009	59,631
2010	59,631
2011 (expiry in June 2010)	9,938
Total	$188,831

c)

By agreement dated 1 May 2007, the Company agreed to pay the President $165,000 annually.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent whichever is greater.

d)

Saskatchewan Premises Lease

By an agreement dated 22 May 2007, the Company entered into an operating lease, for its office premises in Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2012:

Amount
2008	$75,207
2009	82,044
2010	82,044
2011	82,044
2012	82,044
2013 (expiry in May 2012)	6,837
Total	$410,220

CanAlaska Uranium Ltd. (Formerly CanAlaska Ventures Ltd.) (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2007 and 2006
Canadian Funds

9.

Commitments - Continued

e)

Vancouver Office Lease

By an agreement dated 31 July 2007, the Company entered into an office lease for premises in downtown Vancouver with the following lease payments to the expiration of the lease on 31 August 2010.

Amount
2008	$36,480
2009	54,720
2010	54,720
2011 (expiry in August 2010)	18,240
Total	$164,160

10.

Segmented Information

The Company operates in one industry segment, being exploration.  Details on a geographic basis at 30 April 2007 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$32,181,384	-	$1,026,054	$33,207,438
Capital Expenditures	$9,579,567	2,468	$313,133	$9,895,168
Income (Loss) for the Year	$(259,852)	(1,237,562)	$(331,345)	$(1,828,759)

Details on a geographic basis at 30 April 2006 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$16,489,614	$1,358,679	$973,909	$18,822,102
Capital Expenditures	$6,742,770	$10,768	$669,146	$7,483,416
Loss for the Year	$(328,159)	$-	$-	$(328,159)

Details on a geographic basis at 30 April 2005 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$5,330,368	$1,436,066	$304,763	$7,071,197
Capital Expenditures	$1,966,236	$(54,482)	$123,876	$2,035,630
Loss for the Year	$(1,912,218)	$-	$-	$(1,912,218)